UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167

(Name, address and telephone numbers of person authorized to receive notices and communications)

April 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 to Schedule 13D (this “Fifth Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (the “First Amendment”), Amendment No. 2 filed on March 15, 2007 (the “Second Amendment”), Amendment No. 3 filed on March 30, 2007 (the “Third Amendment”), and Amendment No. 4 filed on April 10, 2007 (the “Fourth Amendment” and, together with the Original Schedule 13D, the First Amendment, the Second Amendment, and the Third Amendment, the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Fifth Amendment, the Schedule 13D shall remain in full force and effect.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On April 11, 2007, NBCU and CLP submitted to the Board a letter (the “Third Proposal Letter”) describing certain modifications to particular aspects of the terms of the Proposed Transaction. The following is a summary of the changes to the prior proposal (the Letter, the Term Sheet, the Revised Proposal Letter and the Modified Proposal being also amended to the extent set forth in the Third Proposal Letter):

•	If holders of more than 50% of each of the 14¼% Preferred Stock and 9¾% Preferred Stock tender in the exchange offer, then:

(i)
holders of 14¼% Preferred Stock that choose to exchange their entire position would receive securities representing 80% of the face amount of their securities (based on the accreted value as of May 15, 2006), consisting of newly issued Series A Convertible Subordinated Debt of the Issuer (“Series A Convertible Subordinated Debt”) in a principal amount equal to 70% of the face amount of their securities, and newly issued Series A Convertible Preferred Stock of the Issuer (“Series A Convertible Preferred Stock”) in a face amount equal to 10% of the face amount of their securities, which would rank senior to all currently outstanding preferred stock of the Issuer; and

(ii)
holders of 9¾% Preferred Stock that choose to exchange their entire position would receive securities representing 50% of the face amount of their securities (based on the accreted value as of September 30, 2006), consisting of Series A Convertible Subordinated Debt in a principal amount equal to 40% of the face amount of their securities and Series A Convertible Preferred Stock in a face amount equal to 10% of the face amount of their securities.

•	If holders of 50% or less of either the 14¼% Preferred Stock or the 9¾% Preferred Stock tender in the exchange offer, then:

(i)
holders of 14¼% Preferred Stock that choose to exchange their entire position would receive Series A Convertible Subordinated Debt in a principal amount equal to 75% of the face amount of their securities (based on the accreted value as of May 15, 2006); and

(ii)
holders of 9¾% Preferred Stock that choose to exchange their entire position would receive Series A Convertible Subordinated Debt in a principal amount equal to 45% of the face amount of their securities (based on the accreted value as of September 30, 2006).

•
The Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock issued to holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock in the exchange offer would be non-voting and mandatorily convertible by the Issuer at a conversion price of $0.90 per share into newly issued non-voting common stock of the Issuer.

•	Both the Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock would carry a 7% simple coupon, which could be accrued or paid in cash, at the option of the Issuer.

•	The Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock would not be callable.

•	CIG Media would exchange its entire position of 14¼% Preferred Stock and 9¾% Preferred Stock, totaling nearly $100 million, in the exchange offer.

The foregoing description of the Third Proposal Letter is not complete and is subject to the terms of the Third Proposal Letter, a copy of which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.11	Letter, dated April 11, 2007, from NBC Universal, Inc. and Citadel Limited Partnership, addressed to the President and Chief Executive Officer and Board of Directors of ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2007

CIG MEDIA LLC
By: Citadel Limited Partnership,
        its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
        its General Partner

By: /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.,
        its General Partner

By: /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

KENNETH GRIFFIN

By: /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ Matthew B. Hinerfeld
        Matthew B. Hinerfeld
        Managing Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.